UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934

A-FEM MEDICAL CORPORATION
(fka Athena Medical Corp. — name change effective 11/12/97)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

00105V105
(CUSIP Number)

Gordon E. Crim, Esq.
Foster Pepper & Shefelman LLP
101 SW Main St.
Portland, Oregon 97204
503-221-0607
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)
    <u>Capital Consultants LLC (formerly Capital Consultants, Inc.) EIN 93-1269691</u>

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)_____
    (b)_____

3. SEC Use Only
4. Source of Funds (See Instructions) OO; WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   X
6. Citizenship or Place of Organization   Oregon

Number of Shares	7. Sole Voting Power	0
Beneficially Owned by	8. Shared Voting Power	0
Each Reporting Person	9. Sole Dispositive Power	0
With	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person   0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)   0%
14. Type of Reporting Person (See Instructions)
    IA; OO – limited liability company

Item 1. Security and Issuer

a) Name and Address of Principal Executive Offices of Issuer:
    A-FEM Medical Corporation ("Issuer")
    10180 SW Nimbus Avenue, Suite J5
    Portland, Oregon 97223

b) Title and Class of Equity Securities: Common Stock, par value $.01 per share ("Common Stock")

Item 2. Identity and Background

<u>Reporting Persons</u>

This statement is filed by Capital Consultants LLC, an Oregon limited liability company (formerly, Capital Consultants, Inc., an Oregon corporation) ("CCL"). CCL is a registered investment adviser engaged in providing investment advisory services. The principal business and office address of CCL is 2300 SW First Avenue, Suite 200, Portland, Oregon 97201.

(d)   During the last five years, neither CCL nor any of its directors or executive officers has been convicted in any criminal proceeding.

(e)   On September 21, 2000, the following two lawsuits were filed:

        (i) Securities and Exchange Commission vs. Capital Consultants LLC, Jeffrey L. Grayson and Barclay Grayson; U.S. District Court for the District of Oregon; Case No. CV001290KI.

(ii) Alexis M. Herman, Secretary of the U.S. Department of Labor vs. Capital Consultants LLC, Jeffrey L. Grayson and Barclay Grayson; U.S. District Court for the District of Oregon; Case No. CV001291HA.

Although no final judgment or order has been entered, the court, at the request of the Securities and Exchange Commission and the Department of Labor, has appointed Thomas F. Lennon as permanent receiver for the company and under the receivership, the company is no longer engaged in any securities trading activities. In connection with the foregoing proceedings, the receiver has disposed of the securities owned by CCL, and as a result no longer has beneficial ownership of any shares of the issuer.

Control Persons of CCL (a)(b)

> Thomas F. Lennon as Receiver for
> Capital Consultants LLC
> 2300 SW First Avenue, Suite 200
> Portland, Oregon 97201

(c)	Mr. Lennon is currently self-employed and has been appointed to serve as permanent receiver for CCL for the purpose of winding up its affairs, and liquidate and distribute its assets. In his capacity as receiver, Mr. Lennon may be deemed to control CCL and thereby have beneficial ownership of securities held by CCL.

(d)	 During the last five years Mr. Lennon has not been convicted in any criminal proceeding

(e)	Other than as set forth above, during the last five years none of CCL, Mr. Lennon or any officer or manager of CCL has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any officer or manager of CCL is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

(f)	Mr. Lennon is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration
Not applicable.

Item 4. Purpose of the Transaction
Not applicable.

Item 5. Interests in Securities of the Issuer
	(a) none.

	(b) not applicable.

	(c) As part of a sale of private investment assets of CCL conducted by the receiver pursuant to an order of the U.S. District Court for the District of Oregon, all securities of the issuer previously owned by CCL were sold. As a result, CCL no longer has beneficial ownership of securities of the issuer.

       (d) The proceeds of the receiver sale are to be distributed to various creditors in accordance with a distribution plan to be determined pursuant to future proceedings of the District Court.

       (e) As described above, as of February 6, 2002, Thomas F. Lennon as Receiver for CCL, sold all of the securities of the issuer in a bulk sale of investment assets of CCL, with the result that CCL no longer has beneficial ownership of securities of the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7. Material to Be Filed as Exhibits
None.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Capital Consultants LLC

By: /s/ Thomas F. Lennon_____
Thomas F. Lennon, Receiver

Date: February 8, 2002

       Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).